UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of October 2026

Commission file number: 001-14184

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B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

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20 Freiman Street, Rishon LeZion, 7535825, Israel
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

B.O.S. Better Online Solutions Ltd.

Attached hereto are the following exhibits:

99.1	The Registrant’s Notice of Meeting and Proxy Statement for the Annual Meeting of the Shareholders to be held on December 10, 2026.
99.2	Form of Proxy Card.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant)
By:	/s/ Moshe Zeltzer
Moshe Zeltzer
Chief Financial Officer

Dated: October 20, 2026

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	The Registrant’s Notice of Meeting and Proxy Statement for the Annual Meeting of the Shareholders to be held on December 10, 2026.
99.2	Form of Proxy Card.

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